UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Gubelstrasse 24
6300 Zug, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Luxoft Holding, Inc (the “Company”) announced that it has completed the acquisition of IntroPro group of companies (“IntroPro”).  IntroPro is an engineering consultancy with deep expertise spanning the complete lifecycle of enterprise and embedded software architecture, development, testing and QA, maintenance and managed services for content delivery and management specifically focused on TV, media and entertainment industry.

On January 31, 2017, Luxoft USA, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Luxoft USA”), and Luxoft International Company Limited, a Cyprus corporation and a wholly-owned subsidiary of the Company (“Luxoft International” and together with Luxoft USA, the “Purchasers”), entered into the Equity Purchase Agreement (the “Purchase Agreement”) with the shareholders of IntroPro (collectively, the “Sellers”).  This transaction closed on January 31, 2017.

Pursuant to the Purchase Agreement, Purchasers agreed, on the terms and subject to the conditions of the Purchase Agreement, to purchase from the Sellers all of the issued and outstanding shares of three companies constituting the IntroPro group, namely (i) Intro Pro US Inc., a New Jersey corporation; (ii) IntroPro Software Company Limited, a British Virgin Islands company; and (iii) Intro Pro Ukraine LLC, a Ukrainian limited liability company, for $28.3 million (less $5 million placed in escrow for up to three years) paid at closing. The Sellers may potentially receive additional cash payments contingent upon the achievement of certain financial performance milestones by IntroPro for its 2017 and 2018 fiscal years (“2017” and “2018,” respectively), which amounts are not determinable at this time. The parties have agreed to customary indemnification for breach of representations, warranties or covenants made by the parties under the Purchase Agreement.

On February 1, 2017, the Company issued a press release titled “Luxoft Acquires IntroPro and Expands Position in Telecommunications and Technology.” A copy of the press release is furnished as Exhibit 99.1 herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: February 2, 2017	By:	/s/ Dmitry Loshchinin
Name: Dmitry Loshchinin
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated February 1, 2017 titled “Luxoft Acquires IntroPro and Expands Position in Telecommunications and Technology.”